UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11–K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from…………………………to………………………..

Commission file number………..001-14423…………

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.
ONE PLEXUS WAY
NEENAH, WI 54957

Plexus Corp.
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2020 and 2019

Plexus Corp.
401(k) Retirement Plan

Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because they are not applicable to the Plexus Corp. 401(k) Retirement Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee and Participants
Plexus Corp. 401(k) Retirement Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole
.
We have served as the Plan’s auditor since 2014.

/s/ Grant Thornton LLP
Appleton, Wisconsin
June 18, 2021

Plexus Corp. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value	$473,451,303	$412,715,713

Receivables
Employer's contribution	270,987	—
Participants' contributions	556,583	—
Notes receivable from participants	6,132,732	6,106,069

Net assets available for benefits	$480,411,605	$418,821,782

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Year Ended
December 31, 2020
Additions to net assets:
Net investment income:
Net appreciation in fair value of investments	$60,143,443
Dividends	2,555,932
Total investment income	62,699,375

Interest income on notes receivable from participants	323,950

Contributions:
Employer	10,038,584
Participant	21,782,141
Participant rollovers	3,000,938
Total contributions	34,821,663
Total additions to net assets	97,844,988

Deductions from net assets:
Benefits paid to participants	35,728,095
Administrative expenses	527,070
Total deductions from net assets	36,255,165

Net increase during the year	61,589,823

Net assets available for benefits
Beginning of year	418,821,782
End of year	$480,411,605

The accompanying notes are an integral part of this financial statement.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020 and 2019
1. Description of Plan
The following description of the Plexus Corp. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all United States (“U.S.”) employees of Plexus Corp. (“Plexus”, the “Company” or the “Employer”) and affiliated employers, as defined therein. Employees are eligible to participate immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions
Employee contributions are based on voluntary elections via phone or internet by the participants directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 75% of their eligible compensation. New hires and rehires are subject to the automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 4% deferral election, and the deferral election will increase 1% each year up to a maximum of 15% of their annual compensation.
The safe harbor matching contribution will be determined on an annual basis; however, on a per pay period basis, the Company makes a matching contribution on behalf of each eligible participant equal to 100% of the first 4% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution immediately following their date of hire. Contributions are limited by Section 415(c) of the Internal Revenue Code (the “IRC”). The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.
Investment Alternatives
Plan participants may direct their entire account balances in partial percentage increments to any of the various investment options offered by the Plan, which includes the common stock of the Company ("Plexus Corp. Common Stock"). Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.
Participant Accounts and Allocations
Participant recordkeeping is performed by T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price", or the "trustee"). For all investment programs that are mutual funds, T. Rowe Price maintains participant balances on a share method. Participant investments in Wells Fargo Stable Value Fund C and the T. Rowe Price common trust funds are accounted for on a unit value method.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020 and 2019
Units and unit values for these funds as of December 31, 2020 and 2019 were as follows:

	Units		Unit Value
	December 31,		December 31,
	2020	2019	2020	2019
Wells Fargo Stable Value Fund C	—	364,460	$—	$54.93
T. Rowe Price Retirement 2005 Trust	15,459	11,124	$18.49	$16.59
T. Rowe Price Retirement 2010 Trust	101,248	101,456	$19.51	$17.40
T. Rowe Price Retirement 2015 Trust	112,373	130,008	$21.07	$18.67
T. Rowe Price Retirement 2020 Trust	671,562	795,162	$22.68	$19.99
T. Rowe Price Retirement 2025 Trust	1,023,993	1,041,998	$24.37	$21.22
T. Rowe Price Retirement 2030 Trust	1,862,948	1,837,127	$25.93	$22.34
T. Rowe Price Retirement 2035 Trust	1,341,185	1,302,596	$27.19	$23.19
T. Rowe Price Retirement 2040 Trust	1,469,725	1,446,022	$28.15	$23.79
T. Rowe Price Retirement 2045 Trust	636,422	662,284	$28.44	$23.94
T. Rowe Price Retirement 2050 Trust	528,904	495,878	$28.43	$23.93
T. Rowe Price Retirement 2055 Trust	478,835	435,731	$28.41	$23.92
T. Rowe Price Retirement 2060 Trust	366,556	263,325	$18.18	$15.31
T. Rowe Price Retirement Balanced Trust	197,167	202,283	$17.98	$16.12
T. Rowe Price Stable Value Fund	25,936,538	—	$1.00	$—
T. Rowe Price Equity Income Trust	610,557	—	$26.29	$—
Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings (losses). Transaction fees charged for participant loans and distributions are allocated directly to that participant’s account. Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.
Vesting and Distributions
Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable, in full or as partial withdrawals, in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, attainment of age 59-1/2, or if a qualified reservist is called to active military duty. Participant account balances of less than $5,000 are automatically distributed in a single lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1, 2020 for participants reaching the age of 70 1/2 in 2019. On January 1, 2020, the SECURE Act took effect, impacting the age at which individuals are required to take Required Minimum Distributions from their accounts. Under the new law, participant distributions may not be deferred past April 1 following the year in which the participant reaches the age of 72. Forfeitures of unclaimed distributions are used to offset Company matching contributions.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their total account balance. Participants may have a maximum of two loans outstanding against their account at one time. All loans must be repaid within five years except for loans for the purchase of a primary residence, which may have a longer repayment term as

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020 and 2019
determined at the discretion of the Plan administrator. Loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator at the time the loan is executed based on the prevailing rate charged by other lenders for a similar loan.
On March 27, 2020, section 2202 of the CARES act was enacted and provided coronavirus-related relief for qualified individuals participating in eligible retirement plans. The act provided expanded distribution options and favorable tax treatment for coronavirus-related distributions of up to $100,000 made from an eligible retirement plan to a qualified individual from January 1, 2020 to December 30, 2020.
As of December 31, 2020 and 2019, all outstanding loans bore interest at the prime rate plus 1%. Principal and interest are paid ratably through regular payroll deductions.
Plan Reimbursement Account
As part of the recordkeeping and administrative service fee arrangement with T. Rowe Price, T. Rowe Price reimburses investment fund related revenue received by T. Rowe Price relating to the Plan that is in excess of the agreed upon service fee structure.  The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account.  Investment fund related revenue received by T. Rowe Price typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments.
Plan reimbursement revenue amounted to approximately $7,000 for the year ended December 31, 2020.

2. Summary of Significant Accounting Policies
Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles (“GAAP”) in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020 and 2019
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities, including a Plexus Corp. Common Stock fund. The Plan’s investments are exposed to various risks, including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
The outbreak of the coronavirus (COVID-19) has adversely affected, and may continue to adversely affect, economic activity globally, nationally and locally. The extent of the adverse impact to the amounts reported in the 2020 Statement of Net Assets Available for Benefits will depend on future developments that are highly uncertain and cannot be accurately predicted.
Payment of Benefits
Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are not reflected within the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants' accounts and are included in administrative expenses. Investment related expenses are included in net appreciation/(depreciation) of the fair value of investments.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued. Plan management is not aware of any subsequent events that would require recognition or disclosure in the financial statements.
3.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020 and 2019
other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual Funds and Money Market: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is a quoted price in an active market.
Common Stock: Valued at the closing price reported on the active market on which the common stock is traded.
Common/Collective Trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020 and 2019
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2020 and 2019, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The fair value for the common/collective trusts are provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2020:
Mutual funds	$187,305,584	$—	$—	$187,305,584
Common stock	15,974,697	—	—	15,974,697
Money market	273,203	—	—	273,203
Total assets in the fair value hierarchy	$203,553,484	$—	$—	$203,553,484
Common/collective trusts*				269,897,819
Total investments measured at fair value				$473,451,303

2019:
Mutual funds	$182,962,205	$—	$—	$182,962,205
Common stock	16,264,075	—	—	16,264,075
Money market	114	—	—	114
Total assets in the fair value hierarchy	$199,226,394	$—	$—	$199,226,394
Common/collective trusts*				213,489,319
Total investments measured at fair value				$412,715,713
*The Wells Fargo Stable Value Fund C (the "Fund") is 100% invested in the Wells Fargo Stable Return Fund G, which holds investments in general insurance contracts and security-backed contracts in which each contract issuer specifies specific events which may trigger a market value adjustment. At December 31, 2020, the Fund had a zero balance. Additionally, at this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund's ability to transact at contract value with participants, is probable. At December 31, 2019, the Fund did not have any unfunded commitments, any other redemption restrictions or a redemption notice period.
*The T. Rowe Price Retirement Trusts (the "Retirement Trusts") are structured as a trust of trusts that invests in other trusts offered by the trust company (the "underlying trusts"); the underlying trusts invest directly in securities. The T. Rowe Price Stable Value Fund (the "Fund") is 100% invested in the T. Rowe Price Stable Value Fund N, which holds investments in synthetic investment contracts ("SICs") which are designed to provide stability and a competitive yield. The T. Rowe Price Equity Income Trust (the "Trust") is 100% invested in the T. Rowe Price Equity Trust Fund D, which holds investments in common stocks. At December 31, 2020 and 2019, the Retirement Trusts, the Fund, and the Trust did not have any unfunded commitments, any other redemption restrictions or a redemption notice period
4.    Tax Status
The Plan adopted T. Rowe Price's savings plan document, which received a favorable opinion letter from the Internal Revenue Service, dated August 2, 2017, stating that it is qualified under the applicable requirements of the IRC and is, therefore, not subject to tax under present income tax laws.  The Plan administrator believes the Plan is designed and is currently being operated in compliance, in all material respects, with the applicable IRC requirements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that would likely not be sustained upon

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020 and 2019
examination by a taxing authority.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

5.    Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.    Related Party Transactions
Certain Plan investments represent Employer securities. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
Notes receivable from participants also qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA.
Certain Plan investments are in shares of common trust funds and mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee defined by the Plan, and therefore, these purchases and sales qualify as party-in-interest transactions.
Fees paid by the Plan for investment management and record keeping are included as a reduction of the return earned by each fund.

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value **
	Fidelity 500 Index Fund	Mutual Fund	$61,726,726
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	48,306,235
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	41,372,751
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	36,466,830
*	T. Rowe Price Blue Chip Growth	Mutual Fund	32,526,134
*	T. Rowe Price Stable Value Fund	Common Trust Fund	25,936,538
	Nationwide Geneva Small Cap Growth Funds	Mutual Fund	25,378,980
	American EuroPacific Growth Fund	Mutual Fund	25,043,450
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	24,954,699
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	18,099,831
*	T. Rowe Price Equity Income Trust	Common Trust Fund	16,051,542
*	Plexus Corp. Common Stock	Common Stock	15,974,697
	Fidelity US Bond Index Fund	Mutual Fund	15,294,646
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	15,231,019
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	15,036,734
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	13,603,706
	Invesco Developing Market Fund	Mutual Fund	8,205,541
	American Beacon Small Cap Value	Mutual Fund	6,937,410
*	T. Rowe Price Retirement 2060 Trust	Common Trust Fund	6,663,997
*	T. Rowe Price Retirement Balanced Trust	Common Trust Fund	3,545,054
	Fidelity Inflation Protected Bond Index	Mutual Fund	3,534,987
	M.F.S Emerging Market Debt	Mutual Fund	3,389,598
	DFA Intl Small Comp Port Inst	Mutual Fund	2,727,745
	PIMCO Commodities Plus Institutional Fund	Mutual Fund	2,540,367
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	2,367,689
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	1,975,358
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	285,836
	Money Market Funds	Money Market	273,203
			$473,451,303

*	Notes receivable from participants	4.25% - 6.50% interest rate; Participant loans maturity dates ranging from 2021-2026	6,132,732

*Party-in-interest.
**Related cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    PLEXUS CORP. 401(k) RETIREMENT PLAN

Date: June 18, 2021

/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Plexus Corp.